UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company)

NOVEN PHARMACEUTICALS, INC.
(Name of Person Filing Statement)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

670009109
(Cusip Number of Class of Securities)

Peter Brandt
President and Chief Executive Officer
Noven Pharmaceuticals, Inc.
11960 S.W. 144th Street
Miami, Florida 33186
(305) 253-5099

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of
the person(s) filing statement)

With a copy to:

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York  10019
(212) 474-1293

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2009, amends and supplements Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed with the SEC on July 23, 2009, and amended by Amendment No. 1 thereto on July 28, 2009, Amendment No. 2 thereto on August 10, 2009, Amendment No. 3 thereto on August 11, 2009, Amendment No. 4 thereto on August 13, 2009 and Amendment No. 5 thereto on August 20, 2009, by Noven Pharmaceuticals, Inc. (the “Company”), a Delaware corporation.

The Statement relates to the cash tender offer by Northstar Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Hisamitsu U.S., Inc. (“Holdings”), a Delaware corporation and a wholly owned subsidiary of Hisamitsu Pharmaceutical Co., Inc. (“Parent”), a company organized under the laws of Japan, to purchase all the issued and outstanding common stock of the Company, par value $0.0001 per share, at a price of $16.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, and otherwise on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2009, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser, Holdings and Parent with the SEC on July 23, 2009, and amended by Amendment No. 1 thereto on July 28, 2009, Amendment No. 2 thereto on July 30, 2009, Amendment No. 3 thereto on August 13, 2009 and Amendment No. 4 thereto on August 20, 2009, as exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively.

Capitalized terms used, but not defined, in this Amendment have the meanings ascribed to them in the Statement.

Item 8.              Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

The subsequent offering period of the Offer commenced by Parent, Holdings and Merger Sub on August 20, 2009, expired at 12:00 Midnight, New York City time, on August 26, 2009, and was not extended.  Parent and Purchaser have advised the Company that, as of such time, a total of approximately 22.32 million Shares were validly tendered to Purchaser, representing in the aggregate approximately 89.18% of the Shares outstanding, including Shares tendered during the initial offering period of the Offer.  All Shares tendered during such subsequent offering period were immediately accepted for payment and payment for such Shares will be made as soon as practicable in accordance with the terms of the Merger Agreement.

On August 27, 2009, Parent notified the Company of its intent to exercise its option under the Merger Agreement to purchase, at a price per Share equal to the Offer Price, the number of newly issued Shares that, when added to the number of Shares owned by Parent, Holdings and Purchaser at the time of exercise, constitutes one more Share than 90% of the Shares then outstanding and that, following the acquisition of the Shares that were validly tendered in the Offer and pursuant to such option, Parent intends to consummate the Merger of Purchaser with and into the Company pursuant to the terms of the Merger Agreement.  At the Effective Time of the Merger, the Company will become an indirect wholly-owned subsidiary of Parent.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVEN PHARMACEUTICALS, INC.

By:	/s/ Jeffrey Eisenberg
Name: Jeffrey Eisenberg
Title: Executive Vice President

Dated: August 27, 2009

3